Exhibit (a)(29)
December 5, 2007
FREQUENTLY ASKED QUESTIONS
ABOUT OPTIONS AND RESTRICTED STOCK UNIT AWARDS
AND THE TENDER OFFER TO PURCHASE BUSINESS OBJECTS S.A. BY SAP FRANCE S.A. AND SAP AG
     The following list of frequently asked questions is being provided to give summary information about the treatment of stock options and restricted stock unit (“RSU”) awards for stock option and RSU holders of Business Objects S.A. (“Business Objects” or the “Company”) as a result of SAP France S.A.’s offer to purchase Business Objects securities (the “Offer”). SAP France S.A. is a wholly owned subsidiary of SAP AG and we refer to SAP AG and SAP France collectively in this document as “SAP.” The Offer consists of concurrent tender offers in the United States and France. This document does not contain all of the information that will be important to you. We urge you to read carefully the information about the Offer contained in the Offer to Purchase, which is being sent directly to all shareholders of Business Objects by SAP and is available on the SAP and Business Objects websites. If you do not receive copies of these documents, you may contact Georgeson Inc., the Information Agent for the Offer, at 1-866-574-4069 (1-212-440-9800) in North America or 00800 6570 (+44 (0) 117 378 6015) in Europe to request copies.
     We provide the following discussion as general information only and such information is not intended as tax advice for any particular person. It does not purport to be a complete analysis of all potential tax considerations for all holders of Company shares, stock options and restricted stock units. To the extent any portion of this description relates to stock options or shares acquired on exercise of stock options, we assume that any such stock option was granted with an exercise price of at least fair market value on the option’s grant date. This discussion addresses only certain aspects of U.S. federal income taxes and does not address the impact of any excise taxes, the impact of taxes on any shares held pursuant to any qualified plan or the tax laws of any state, local, or non-U.S. jurisdiction nor does it discuss the effect of gift, estate or inheritance taxes. Moreover, this description only applies to employees of the Company and not directors or independent contractors.
     This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to shareholders and option and RSU holders, as described herein.
     TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF TAX ISSUES IN THIS LETTER IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER APPLICABLE TAX LAWS; (B) SUCH DISCUSSION IS NOT INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR

FINAL FAQS	1

December 5, 2007
MARKETING OF THE OFFER DESCRIBED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR, INCLUDING THE EFFECT OF APPLICABLE STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
PARTICIPATION IN THE TENDER & EQUITY
Q1.	How can I participate in the tender if I own Business Objects stock?

A1.	Employees can participate in the SAP tender offer by submitting shares that they own for purchase by SAP. Detailed information regarding the tender process will be provided in the tender offer documents that are posted on our website at www.businessobjects.com/ and http://www.sap.com/about/investor/bobj.epx
Specifics:
U.S. Offer: Employees holding physical certificates, or American Depositary Receipts (ADRs) representing American Depositary Shares (ADS’) will need to complete a Letter of Transmittal and deliver it to a receiving agent specified in the offer documents prior to the closing of the First Offer. If your shares are held in a DB Alex Brown account or by another intermediary, such as a broker, you will need to give this intermediary advance notification of tender instructions prior to the last day of the tender offer period. The intermediary will then tender the shares on your behalf.
French Offer:
Employees holdings Business Objects ordinary shares through financial intermediaries (credit institutions, investment companies, etc.), who wish to tender their ordinary shares in the Offer, must provide their financial intermediary, by no later than the closing date of the Offer in France (January 10, 2008), with instructions to tender their ordinary shares in the Offer, using the form made available to them by the intermediary.
Employees holding Business Objects ordinary shares that are registered in the ordinary registered form in Business Objects’ shareholders register (nominatif pur) with BNP Paribas Securities Services must request that they be converted into managed registered form (nominatif administré) and to be tendered in the Offer. For that purpose they should use, fill in, sign and return to BNP Paribas Securities Services the form which will be mailed to them by BNP Paribas Securities Services.
French and U.S.: Payment will not be made until the first offers are closed and settlement occurs in January, so if you tender, you will not receive funds immediately and should plan accordingly for tax and liquidity purposes. If SAP does not acquire a minimum of 50.01% of Business Objects’ voting rights, on a fully diluted basis, in the first tender phase, all previously tendered shares will be returned. You can withdraw shares tendered at any time until the offer into which the tender was made has closed (different dates for France and the U.S.). If you withdraw shares, you must re-tender the shares to participate in the offer.

FINAL FAQS	2

December 5, 2007
Q2.	What will Business Objects shareholders receive if they accept the offer to purchase by SAP?

A2.	For each ordinary share of the Company (“Share”) (other than Shares represented by the Company’s ADS), holders will receive €42.00 per share, in cash, without interest. For each Company ADS (representing one Share), holders will receive an amount in U.S. dollars equal to €42.00 (determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. CET, or 8:15 a.m. EST, on the business day following the expiration of the Offer in the U.S.) (we refer to these amounts collectively as the “Offer Consideration”), in cash, without interest. If you tender Shares or ADSs that you have acquired through vesting of RSUs or exercising stock options, you will receive the same Offer Consideration per Share/ADS as any other participant in the Offer. Even if you are located outside the U.S., if you exercise options to tender, you must tender them in the U.S. offer if you hold ADSs. If your shares are held through a U.S. broker, you have ADSs. If your shares are held through a European broker, you have ordinary shares.

In general, the receipt of the Offer Consideration will be a disposition of the shares that will result in capital tax treatment for any gain or loss. You should consult with your tax advisor on the tax consequences of the Offer.

Q3.	If I hold vested options, how can I exercise my options and participate in the tender offer?

A3.	If you hold vested options, you can participate in the tender in two ways:
(1.)	Cash Exercise of Options and Tender of Acquired Shares (Buy, Hold and Tender)
a.	HOW?
i.	Optionee pays Business Objects the full exercise price, and taxes, if any, and receives the underlying shares. The shares will be deposited to the optionee’s account within approximately three trading days of submitting the exercise notice and cash payment.

ii.	Optionee then “tenders” the acquired shares to SAP in the tender offer. A “tender” is the sale of your shares to SAP in exchange for a cash payment. The tender portion occurs when you give instructions to DB Alex Brown to sell your shares to SAP under the tender offer. You will not, however, receive the cash payment from SAP for these tendered shares until the offer has closed and settled. In the case of the first offer, settlement and payment is expected to occur on January 23, 2008. The second offer is expected to be open from January 16, 2008 until January 29, 2008 (French) and January 30, 2008 (U.S.). The acceptance and settlement of the shares in the second offer will occur promptly after the shares are tendered as there is no minimum condition..

FINAL FAQS	3

December 5, 2007
b.	WHEN?
i.	Employees can conduct a cash option exercise at any time during an open tender — even during a Business Objects Insider trading blackout window since this is a cash transaction between the employee and Business Objects, not the market. The employee shareholder can then tender the acquired shares to SAP at any time during an open tender period.

ii.	Deadline for Cash Exercises for the First Tender
If you want to do a cash option exercise for the purpose of tendering the acquired shares during the first tender, we highly recommend that you submit your cash exercise notice and full payment to DB Alex Brown by no later than January 4, 2008 to ensure that the transaction settles early enough to enable you to tender the acquired shares before the first offer closes. Since French employees’ options automatically convert into ADS upon exercise, French employees will likely tender shares they acquire from option exercises into the U.S. offer. As a result, the January 4, 2008 deadline is relevant for French employees as well.

iii.	Deadline for Cash Exercises for the Second Tender
We will distribute an update to this FAQ specifying the deadline by which cash exercise transactions must be completed in order to tender the acquired shares during the second tender offer. We do not have precise dates at this time.
(2.)	Same Day Exercise, Partial Sale + Subsequent Tender
a.	HOW?
i.	Optionee exercises options and sells a portion of the underlying shares in the open market to pay the exercise price and any applicable taxes. The shares will be deposited to the optionee’s account within approximately three trading days of submitting the same-day exercise and partial sale notice to DB Alex Brown.

ii.	Optionee then owns the remaining shares and elects to hold them for the purpose of subsequently tendering them to SAP.

iii.	Optionee/shareholder can then tender the acquired shares to SAP during an open tender offer. The Optionee/shareholder will not receive payment for any tendered shares until the offer has closed and settlement and payment has occurred. In the case of the first offer, (expected to close on January 10 (French offer) and January 15 (U.S. Offer)) settlement and payment is expected to occur on January 23, 2008. The second offer is expected to be open from January 16, 2008 until January 29, 2008 (French) and February 1, 2008 (U.S.) The acceptance and settlement of the shares in the second offer will occur promptly after the shares are tendered as there is no minimum condition.

FINAL FAQS	4

December 5, 2007
b.	WHEN?
i.	Non-insiders can conduct same day sales at any time — even during a blackout window. Non-insiders can then tender the acquired shares to SAP at any time during an open tender period.

ii.	Insiders can conduct same day sales only during an open Business Objects Insider trading blackout window. This means that insiders will have until the end of the US trading day on Friday December 14th to conduct same day sales for the purpose of acquiring option shares to tender to SAP. Insiders can then tender their shares to SAP at any time during an open tender period. If the initial offer is successful (meaning SAP acquires at least 50.01% of Business Objects’ voting stock on a fully diluted basis), there will be a second offer, which is currently expected to commence January 16 and may only be open for 10 French trading days, or until January 29 (French offer ) and February 1 (U.S. Offer). Business Objects’ Insider Trading window will open after we announce our Q4 2007 earnings results (expected to occur on January 30, 2008). As a result, Insiders will not be able to conduct same day sales during the second tender offer as a means to acquire vested options and participate in the second offer. Insiders will only be able to conduct cash exercises during the second tender offer.

iii.	Insiders are those on the Business Objects Insider Trading quarterly blackout list OR any other individual who determines that they have material non-public information about Business Objects.

iv.	Deadline for Same-Day Sale and Exercises for the First Tender

If you want to do a same-day exercise and partial sale for the purpose of tendering the acquired shares during the first tender, we highly recommend that you submit your cash less exercise notice to DB Alex Brown by no later than January 4, 2008 to ensure that the transaction settles early enough to enable you to tender the acquired shares before the first offer closes. Since French employees’ options automatically convert into ADS upon exercise, French employees will likely tender shares they acquire from option exercises into the U.S. offer. As a result, the January 4, 2008 deadline is relevant for French employees as well.

v.	Deadline for Same-Day Sale and Exercises for the Second Tender

We will distribute an update to this FAQ specifying the deadline by which same-day sale and exercise transactions must be completed in order to tender the acquired shares during the second tender offer. We do not have precise dates at this time.

FINAL FAQS	5

December 5, 2007
Q4.	Prior to the closing of the Offer, do I have to exercise my vested Business Objects stock options or do anything with my unvested options to retain them after the Offer.

A4.	No, exercising options and participating in a tender offer is an individual choice. However, if you want to participate in the Offer, you must first exercise your vested options and follow the tender instructions like any other shareholder. You should refer to the exercise and tender deadlines set out in Answer 3 above.

Q5.	What happens if the first tender offer is not “successful”?

A5.	The first tender offer will be deemed to be unsuccessful if SAP does not acquire at least 50.01% of Business Objects’ voting stock on a fully diluted basis. If SAP anticipates that the first offer will not be successful, it has the discretion to reduce the minimum condition to less than 50.01% of Business Objects’ voting stock on a fully diluted basis. SAP would be required to make this adjustment to the minimum condition not later than five trading days before the closing of the French offer on January 10, 2008 (or January 2, 2008). If SAP does not meet the 50.01% minimum condition (or any reduced minimum condition that is elects to set) then tendered shares will be returned to shareholders. The offer would not have settled at this point, so SAP would not have paid shareholders for their shares.

Q6.	What will happen to my vested options if I do not participate in the first SAP tender offer? The second SAP tender offer?

A6.	Employees with vested options who choose not to participate in the first SAP tender offer will be entitled to participate in a second SAP tender offer. The first tender offer is currently scheduled to be open from December 4, 2007 until January 10, 2008 (French) and January 15, 2008 (U.S.). SAP intends to open a second tender offer if it acquires between 50.01% of Business Objects’ voting rights, on fully diluted basis, during the first tender offer period. If the first offer is successful, the second offer is expected to be open from January 16, 2008 until January 29, 2008 (French) and February 1, 2008 (U.S.). However, the dates for the second offer, if any, will be established when the AMF declares the offer open, so you should check for current information at that time. Employees who hold Business Objects shares and choose not to participate in the second offer may be subject to a “Squeeze-Out” that SAP will be entitled to implement once it owns 95% of Business Objects’ share or voting rights. If implemented, this Squeeze-Out will require the remaining shareholders to sell their stock to SAP. Employees who hold vested options will not be required to exercise and sell the underlying shares to SAP. If, however, these optionees exercise vested options and then own Business Objects shares during the Squeeze-Out period, they would be required to sell these shares to SAP as part of the Squeeze-Out.

Employees who choose not to participate in the SAP tender process are entitled to sell the shares they acquire through the exercise of vested options on the open market at any time that Business Objects continues to be a publicly traded company.

FINAL FAQS	6

December 5, 2007
Business Objects will remain a publicly traded company until SAP acquires the remaining outstanding shares through the Squeeze-Out or requests that Euronext and NASDAQ delist the shares. Even if the Squeeze-Out has not occurred, Euronext will permit the delisting if there is no meaningful market for the shares. Delisting from NASDAQ of the ADSs can occur at any time, although Business Objects will continue to be subject to the reporting requirements under the Securities Exchange Act of 1934 until there are fewer than 300 U.S. shareholders.

For more information on the treatment of your options and RSUs during the period prior to closing of the Offer, you should refer to the pre-closing frequently asked questions available on the SAP Homepage on MILO as well as on SAP’s website.

Q7.	What will happen to my unvested options and RSUs once SAP owns a minimum of 50.01% of Business Objects’ voting rights, on fully diluted basis, e.g. closing of the Offer?

A7.	Nothing. Your stock options and RSUs will continue to vest and cover Business Objects shares unless and until SAP commences a Squeeze-Out. SAP has indicated that it intends to request that the AMF permit it to conduct a Squeeze-Out within 90 days after the closing of the Offers if SAP has achieved the required share ownership thresholds (95% ownership of share or voting rights).

Q8.	What happens to my vested and unvested Business Objects options and my unvested Business Objects RSUs if and when the Squeeze-Out occurs?

A8.	Non-French Residents for Tax Purposes

Following the Squeeze-Out, you will be entitled to receive a cash-settled payment (instead of shares), when you exercise your stock options or when your RSUs vest. This cash settlement amount will be equal to the economical value of the underlying shares (less exercise price and taxes, if any) at the time of exercise or vesting. The economical value of the share is equal to €42 indexed on the performance of the SAP stock price between the closing of the offer and the vesting/exercise date (less exercise price and taxes, if any).

The legal formula of the share economical value is the following:

The average closing price of SAP AG ordinary shares
€42 * X	for the 20 trading days prior the exercise date

Weighted average price of SAP AG ordinary shares
for the 20 trading days prior to and including the closing of the offer

(*)	or any other consideration per share proposed in the offer.
Example:
You hold an option to purchase 1,000 Business Objects shares at an exercise price of €30.00 that is fully vested.

FINAL FAQS	7

December 5, 2007
Following the Squeeze-Out, on June 1, 2008 you exercise your entire option.
Assume that the average closing price of SAP AG ordinary shares for the 20 trading days prior to June 1, 2008 was €52.00 and the weighted average price of SAP AG ordinary shares for the 20 trading days prior to and including the closing of the offer was €50.00. Upon exercise, you would receive a cash payment in the amount €13.68 for each exercised option (€42 X €52/€50 – €30= €13.68), or an aggregate amount of $13,680.00, subject to any applicable tax withholdings.
For tax reasons, you may be required to pay the exercise price (€30.00) and you will receive the cash settlement corresponding to the whole share value (i.e. €42 X €52/€50=€43.68).
French Residents for Tax Purposes
Following the Squeeze-Out, you will benefit, subject to the terms and conditions of a liquidity agreement, from a put option to be granted by SAP that will allow you to sell your shares and thus ensure liquidity for the shares resulting from your exercised options or for your vested RSUs. The purchase price by SAP is equal to €42 indexed on the performance of the SAP stock price between the closing of the offer and the vesting/exercise date.
The legal formula is the same as above:
Example:
You hold an option to purchase 1,000 Business Objects shares at an exercise price of €30.00 that is fully vested.
Following the Squeeze-Out, on June 1, 2008 you exercise your entire option and you pay the exercise price, your acquire and hold shares and then you sell them to SAP on June 1, 2009.
Assume that the average closing price of SAP AG ordinary shares for the 20 trading days prior to June 1, 2009 was €54.00 and the weighted average price of SAP AG ordinary shares for the 20 trading days prior to and including the closing of the offer was €50.00.
Upon sale of the shares to SAP, you would receive a sale price in the amount €45.36 for each sold shares (€42 X €54/€50= €45.36), or an aggregate amount of $45,360.00, subject to any applicable tax withholdings.
Q9.	I have vested BOBJ stock options from France, but due to their particular plan I am not eligible to exercise them until Feb 2008. Will I be able to exercise them before the transaction closes?

A9. If you received options while you were in France, your options are exercisable according to the usual 4-year vesting schedule (25% one year after the grant date and then 1/48 of the options granted each month) but you cannot sell the underlying shares during the period of 4 years after the grant date. The first offer period to tender is scheduled to close on January 10, 2008 in France and January 15, 2007 in the U.S. If the first offer is successful, the second French offer is currently scheduled to end on January 29, 2008. If you were granted options less than 4 years

FINAL FAQS	8

December 5, 2007
before the closing of the second offer, you will not be able to tender these shares under the offer, although you may exercise them. After the offers close, you can continue to exercise your options and sell your shares on the market according to the usual Business Objects conditions and processes. Moreover, in case of a Squeeze-Out, you will be offered the opportunity to benefit from a liquidity mechanism that will allow you to exercise vested options and sell these shares and any vested RSU shares to SAP. More information about this liquidity mechanism will be provided by SAP after the offer closes.

Q10.	Will the tax benefit of holding shares for four years following the grant date for French taxpayers be preserved as a result of the SAP tender offer?

A10.	The offer will not have tax impact on the options granted within the past 4 years to French resident employee at the time of the grant by the Squeeze-Out may have an impact.
If you received options, as a French optionee within the past 4 years and if you did not exercise these options and do not exercise them before Squeeze-Out, you won’t be impacted.
If you received options, as a French optionee within the past 4 years and if you exercised these options or exercise them before Squeeze-Out and hold the shares, these share will be transferred to SAP at the time of Squeeze-Out before the end of the 4-year restriction period and you will be taxed accordingly.
Except this scenario, the liquidity agreement that will be effective upon Squeeze-Out will be designed to allow you to benefit from lower tax rate set forth by French tax law.

Q11.	What happens if my employment terminates before or after the closing of the Offer?

A11.	If your employment terminates, vesting of your options and RSUs will cease as of the date on which you stop being a Business Objects employee. Your vested options will be exercisable for Business Objects shares pursuant to the post-termination exercise period described in your option agreement. You will forfeit any options or RSUs that remain unvested as of the date of your employment termination.

Q12.	Can you tell me how I will be taxed on the amount I am paid in the Offer? Can you give me advice about what to do with my stock options and RSUs?

A12.	We cannot give you tax, financial or investment advice. We urge you to consult with your tax and financial advisors for a full understanding of the offer’s consequences for you (including, if you hold options, the consequences of choosing to exercise or not exercise your options before the offer).

FINAL FAQS	9

December 5, 2007
General U.S. Tax Implications
Q13.	What are the tax implications of the transaction if I hold non-statutory stock options (“NSOs”)?

A13.	Non-Exercise of Options
The amendment and conversion of your NSOs to SAP SARs at the time of the Squeeze-Out by SAP should not give rise to a tax event. Ultimately, a tax event will occur when your SAR becomes vested and you exercise it for cash. At such time, it will generally be taxed the same as an NSO exercise (described immediately below).

Exercise of NSOs
If you exercise your NSOs before the Squeeze-Out, you will recognize ordinary income on the date of exercise equal to the excess, if any, of (i) the fair market value of the underlying Business Objects’ ordinary shares at the time of exercise over (ii) the aggregate exercise price paid for those shares. If you exercise your NSOs on or after the Squeeze-Out, you will recognize ordinary income equal to the Squeeze-Out equity payment you receive for your SAP SAR. In either case, if you are an employee this income will constitute wages subject to payment of applicable federal and state income and employment tax withholding.
Q14.	What are the tax implications of the transaction if I hold incentive stock options (“ISOs”)?

A14.	Non-Exercise of Options The amendment and conversion of your ISOs to SAP SARs by SAP at the time of the Squeeze-Out should not give rise to a tax event, but it will convert your ISO into an NSO.

Exercise of Options Prior To Conversion
In general, unlike with NSOs, you do not have a taxable event when you exercise ISOs unless and until you dispose of the shares purchased upon exercise. However, the “spread” at the time of exercise will be taken into account in calculating whether you have alternative minimum tax (“AMT”) liability for the year. The AMT rules are complex, and you should consult your tax advisor with respect to the applicability of AMT to your individual situation.

If you exercise your ISOs before the offer closes and you participate in the offer, you will have a “disqualifying disposition” (assuming the offer closes before the end of your ISO holding period — i.e., at least two years from your option grant date and one year from your exercise date). Any gain you realize up to the lesser of: (i) the difference between the value of the Shares or ADS on the date of exercise and the exercise price, or (ii) the difference between the offer Consideration and the exercise price, will be treated as ordinary income to you.

FINAL FAQS	10

December 5, 2007
Any additional gain generally will be taxable at capital gain rates (most likely short-term capital gain).

Q15.	What are the tax implications of the transaction to me as an RSU holder?

A15.	Unvested RSUs
The amendment and conversion of your RSUs to SARs at the time of the Squeeze-Out by SAP should not give rise to a tax event. Ultimately, a tax event will occur when your RSU vests and is settled for cash.

Vested RSUs
If your RSUs vest before the Squeeze-Out, you will recognize ordinary income when the restricted stock units vest and the underlying shares or ADSs are delivered to you. If you are an employee, such income will constitute wages subject to payment of applicable federal and state income and employment tax withholding. Any gain or loss you recognize upon the sale or exchange of shares that you acquire upon settlement of RSUs in the offer, in the Squeeze-Out or otherwise generally will be treated as capital gain or loss and will be long-term or short-term depending upon the holding period of the shares.

FINAL FAQS	11